NOTIFICATION OF THE REMOVAL FROM LISTING
AND REGISTRATION OF THE STATED SECURITIES

NYSE MKT LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on January 22, 2013, pursuant to the provisions of
Rule 12d2-2 (a).

[  X  ] 17 CFR 240.12d2-2(a)(3)  That on
January 7, 2013 the instruments
representing the securities comprising
the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment.

The merger between Nuveen Nuveen Michigan
Dividend Advantage Municipal Fund and Nuveen
Michigan Quality Income Municipal Fund, Inc.
became effective before the opening of business on January 7, 2013. Each share of MuniFund Term
Preferred Share of Beneficial Interest $10.00 liquidation preference per share of Nuveen Michigan
Dividend Advantage Municipal Fund was converted for one new share of MuniFund Term Preferred Share of Beneficial Interest $10.00 liquidation preference per share to be issued by Nuveen Michigan Quality
Income Municipal Fund, Inc.

The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on January 7, 2013.